Exhibit 99.1
Baidu Announces Agreement to Invest US$306 Million in Travel Search Engine Qunar
BEIJING, June 24, 2011, Qunar, the leading travel search engine in China, and Baidu, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, jointly announced today a definitive agreement under which Baidu has committed to make a US$306 million strategic investment in Qunar. The investment will make Baidu the majority shareholder of Qunar.
Founded in 2005, Qunar offers Chinese consumers real-time searches for air and rail tickets, hotels, and tour packages. Qunar also provides travel-related resources such as group-buying deals and user discussion forums. According to iResearch, a China-based independent research firm, Qunar ranked number one among travel websites in China as measured by daily unique visitors in March 2011. Qunar has the widest coverage of any travel search engine in China, with more than 11,000 air routes and 102,000 hotels worldwide.
The closing of the definitive agreement is subject to customary conditions. The parties currently expect that the transaction will close in the third quarter of 2011. After the investment, Qunar will continue to operate as an independent company, while both companies will cooperate in certain areas of online travel search. Baidu plans to finance the investment through obtaining a third-party loan facility.
“Travel has long been one of the top categories on Baidu, and the number of travelers in China has been growing very rapidly, so this is a market of obvious strategic importance to us,” said Jennifer Li, chief financial officer of Baidu. “Our investment in Qunar will create an even better search experience for users planning trips,” she said.
“Qunar provides Chinese travelers with the most comprehensive and accurate travel information online,” said Qunar’s newly appointed chief executive officer, Mr. Chenchao Zhuang. Mr. Zhuang co-founded the company with Fritz Demopoulos, who will step down as chief executive officer to pursue entrepreneurial business opportunities, while continuing to serve as strategy advisor to Qunar. “By working with Baidu, we can focus on enhancing our search technology and the quality of our products and services,” said Mr. Zhuang. “Together, we can enhance the user experience of hundreds of millions of Chinese travelers, whether they’re searching with their computers or their mobile devices. We believe that Baidu’s strategic investment in us will allow both companies to better capture exciting growth opportunities in our industry.”
According to CNNIC’s 27th China Internet Report issued in January 2011, among China’s 457 million Internet users, search ranked as the most popular application, used by 81.9% of Internet users in China. However, only 7.9% of Internet users in China reported having used online travel booking services. By contrast, in the United States, 66% of Internet users have booked travel services online. As a result, growth opportunities in China’s online travel industry remain largely untapped.
“Qunar has developed top-notch travel search technology over the last five years and has built a leading brand name in the industry,” said Baidu’s Ms. Li. “Under Mr. Zhuang’s leadership, I have full confidence that the highly talented and experienced Qunar team will bring the company to a new level of success in collaboration with Baidu.”

About Qunar
Qunar is the leading travel search engine in China, co-founded by three individuals, Fritz Demopoulos, Chenchao Zhuang and Douglas Koo, and venture-backed by GSR Ventures, Mayfield Fund, Tenaya Capital and GGV Capital. As an innovative technology company, Qunar aims to provide Chinese travelers with most comprehensive and accurate travel information, and bring China’s travel industry online and mobile. Qunar offers real-time searches on flights, hotels and packages, and group-buying deals and other travel information to consumers, and Internet and mobile technology solutions to travel industry players.
About Baidu
Baidu, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs currently trade on the NASDAQ Global Select Market under the symbol “BIDU”. Each of Baidu’s Class A ordinary shares is represented by 10 ADSs.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including development of new products and services; our ability to attract and retain users and customers; competition in the Chinese and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers and general economic conditions in China, Japan and elsewhere. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:
China
Sam Sun
Qunar
Tel: 86-10-5760-3000
ir@qunar.com
Victor Tseng
Baidu, Inc.
Tel: 86-10-5992-7244
ir@baidu.com
Cynthia He
Brunswick Group LLC
Tel: 86-10-6566-2256
che@brunswickgroup.com
U.S.
Ms. Kate Tellier
Brunswick Group LLC
Tel: 1-212-333-3810
ktellier@brunswickgroup.com